PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Addresses Inconsistency with Provincial Metal Leaching/Acid Rock Drainage Policy as per the Recommendations of the Executive Director’s Report

Vancouver BC,  November 22, 2012:  The Ministry of Energy and Mines (“MEM”) expressed concerns with respect to the Company’s compliance with the Provincial Metal Leaching/Acid Rock Drainage (“ML/ARD”) Policy.  The ML/ARD Policy provides for a variety of mitigation strategies that are available to prevent the impacts of ML/ARD.  These include avoidance, underwater storage, blending of Potential Acid Generating and Non-Potential Acid Generating materials, covers, collection and treatment.

The Company’s strategy, as per the Feasibility Study, was to store waste rock on land adjacent to the open-pit, in the natural catchment draining into the pit.  On closure an engineered low permeability cover was proposed and the seepage from the waste rock dump and pit-walls would be collected and treated.  The collection and treatment of ARD is not the preferred choice, however, it is acceptable as per the ML/ARD Policy, ML/ARD Guidelines and precedence set by other projects.  It can be a highly effective and reliable means for protecting the environment.

In October 2010, MEM asked the Company to provide a conceptual design for the engineered low permeability cover that led the Company to believe that on-land waste rock storage with a cover was acceptable.  The Company revised the ML/ARD predictions and presented the results in Review Response Report Revision 1 in November 2010.

In December 2010, The Company was asked to make another major project change, placing the waste rock into the open-pit on closure.  The Company again revised the ML/ARD predictions and presented the results in Review Response Report Revision 2 in June 2011.  The BC Environmental Assessment Office (“EAO”) prepared a draft Environmental Assessment Report based on Review Response Report Revision 2 and presented it to the Working Group (“WG”) for comments in September 2011.  As a result of comments received from the WG, the EAO commissioned an independent 3rd Party review.  The Company prepared two 3rd Party Review Response reports to address input from 3rd Party reviewers.

As a result of the revisions, the EAO finalized the Environmental Assessment Report and concluded that the Morrison Copper/Gold Project does not have the potential for significant adverse effects which was supported by the independent 3rd Party review.

In October 2012, after being in the EA process since 2003, the Executive Director’s Report stated that the project was inconsistent with the ML/ARD Policy.

The Company wishes to state that the ML/ARD predictions have been prepared by Qualified Professionals.  The ML/ARD Predictions document contains 1028 pages and represents work carried out since 2003.  Water quality predictions have benefited from the large database available from the nearby Granisle and Bell mine sites that host geologically similar deposits.  The availability of long-term geochemical data from full-scale facilities that can be used as proxy data for a new mine is a positive aspect to the Morrison environmental assessment.  In addition the Company’s ML/ARD assessment includes 40+ year old Morrison drill core (drilled by Noranda from 1963 to 1973), which is being analyzed in on-site leach barrels.

The Company’s ML/ARD mitigation strategy of placing waste rock in the open-pit on closure results in a very small quantity (relative to the total waste rock) of exposed pit-wall rock that will contribute to ML/ARD.  The Company strategy meets, or exceeds, the ML/ARD Policy of underwater storage and minimization of exposed mine rock on closure.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml